Exhibit 99.2

SABMiller plc

Condensed consolidated financial statements

For the six months ended 30 September 2015

SABMiller plc	2
CONSOLIDATED INCOME STATEMENT for the period ended 30 September

	Notes	Six months Ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Revenue	2	9,990	11,366
Net operating expenses		(8,162)	(8,999)

Operating profit	2	1,828	2,367
Operating profit before exceptional items		1,813	2,082
Exceptional items	3	15	285

Net finance costs		(238)	(331)
Finance costs		(371)	(531)
Finance income		133	200

Share of post-tax results of associates and joint ventures	2	737	791

Profit before taxation		2,327	2,827
Taxation	4	(570)	(730)
Profit for the period		1,757	2,097

Profit attributable to non-controlling interests		117	123
Profit attributable to owners of the parent	5	1,640	1,974
		1,757	2,097

Basic earnings per share (US cents)	5	102.0	123.2
Diluted earnings per share (US cents)	5	101.0	121.6

The notes on pages 7 to 16 are an integral part of this condensed interim financial information.

SABMiller plc	3
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the period ended 30 September

	Notes	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Profit for the period		1,757	2,097

Other comprehensive loss:

Items that will not be reclassified to profit or loss
Share of associates’ and joint ventures’ other comprehensive income/(loss)		1	(2)
Total items that will not be reclassified to profit or loss		1	(2)

Items that may be reclassified subsequently to profit or loss
Currency translation differences on foreign currency net investments:		(2,005)	(1,267)
- Decrease in foreign currency translation reserve during the period		(2,005)	(1,463)
- Recycling of foreign currency translation reserve on disposals		-	196

Net investment hedges:
- Fair value gains arising during the period		152	232

Cash flow hedges:		36	(8)
- Fair value gains arising during the period		41	2
- Fair value (gains)/losses transferred to inventory		(17)	8
- Fair value losses/(gains) transferred to profit or loss		12	(18)

Tax on items that may be reclassified subsequently to profit or loss	4	7	(8)

Share of associates’ and joint ventures’ other comprehensive income/(loss)		47	(28)
Total items that may be reclassified subsequently to profit or loss		(1,763)	(1,079)
Other comprehensive loss for the period, net of tax		(1,762)	(1,081)
Total comprehensive (loss)/income for the period		(5)	1,016

Attributable to:
Non-controlling interests		63	108
Owners of the parent		(68)	908
Total comprehensive (loss)/income for the period		(5)	1,016

The notes on pages 7 to 16 are an integral part of this condensed interim financial information.

SABMiller plc	4
CONSOLIDATED BALANCE SHEET at 30 September

	Notes	30/9/15 Unaudited US$m	31/3/15 Audited US$m

Assets
Non-current assets
Goodwill		13,721	14,746
Intangible assets	7	6,366	6,878
Property, plant and equipment	8	7,544	7,961
Investments in joint ventures		5,321	5,428
Investments in associates		4,518	4,459
Available for sale investments		19	21
Derivative financial instruments		519	770
Trade and other receivables		118	126
Deferred tax assets		160	163
		38,286	40,552
Current assets
Inventories		981	1,030
Trade and other receivables		1,726	1,711
Current tax assets		197	190
Derivative financial instruments		434	463
Cash and cash equivalents	10c	629	965
		3,967	4,359
Total assets		42,253	44,911

Liabilities
Current liabilities
Derivative financial instruments		(63)	(101)
Borrowings	10c	(1,258)	(1,961)
Trade and other payables		(3,711)	(3,728)
Current tax liabilities		(929)	(1,184)
Provisions		(260)	(358)
		(6,221)	(7,332)
Non-current liabilities
Derivative financial instruments		(19)	(10)
Borrowings	10c	(10,752)	(10,583)
Trade and other payables		(21)	(18)
Deferred tax liabilities		(2,134)	(2,275)
Provisions		(294)	(338)
		(13,220)	(13,224)
Total liabilities		(19,441)	(20,556)
Net assets		22,812	24,355

Equity
Share capital		168	168
Share premium		6,809	6,752
Merger relief reserve		3,628	3,963
Other reserves		(7,166)	(5,457)
Retained earnings		18,204	17,746
Total shareholders’ equity		21,643	23,172
Non-controlling interests		1,169	1,183
Total equity		22,812	24,355

 The notes on pages 7 to 16 are an integral part of this condensed interim financial information.

SABMiller plc	5
CONSOLIDATED CASH FLOW STATEMENT for the period ended 30 September

	Notes	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Cash flows from operating activities
Cash generated from operations	10a	2,412	2,651
Interest received		122	189
Interest paid		(330)	(484)
Tax paid		(805)	(811)
Net cash generated from operating activities	10b	1,399	1,545

Cash flows from investing activities
Purchase of property, plant and equipment		(518)	(643)
Proceeds from sale of property, plant and equipment		20	38
Purchase of intangible assets		(64)	(53)
Proceeds from disposal of available for sale investments		-	1
Proceeds from disposal of associates		-	971
Acquisition of businesses (net of cash acquired)		(191)	(7)
Investments in joint ventures		(58)	(18)
Dividends received from joint ventures		600	568
Dividends received from associates		133	139
Dividends received from other investments		-	1
Net cash (used in)/generated from investing activities		(78)	997

Cash flows from financing activities
Proceeds from the issue of shares		64	126
Proceeds from the issue of shares in subsidiaries to non-controlling interests		-	29
Purchase of own shares for share trusts		(149)	(104)
Proceeds from borrowings		838	561
Repayment of borrowings		(1,255)	(794)
Capital element of finance lease payments		(5)	(8)
Net cash receipts on derivative financial instruments		410	2
Dividends paid to shareholders of the parent		(1,404)	(1,289)
Dividends paid to non-controlling interests		(89)	(92)
Net cash used in financing activities		(1,590)	(1,569)

Net cash (outflow)/inflow from operating, investing and financing activities		(269)	973
Effects of exchange rate changes		(56)	(40)
Net (decrease)/increase in cash and cash equivalents		(325)	933
Cash and cash equivalents at 1 April	10c	750	1,868
Cash and cash equivalents at end of period	10c	425	2,801

The notes on pages 7 to 16 are an integral part of this condensed interim financial information.

SABMiller plc	6
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the period ended 30 September

	Called up share capital US$m	Share premium account US$m	Merger relief reserve US$m	Other reserves US$m	Retained earnings US$m	Total shareholders’ equity US$m	Non- controlling interests US$m	Total equity US$m

At 1 April 2014 (audited)	167	6,648	4,321	(702)	15,885	26,319	1,163	27,482

Total comprehensive income	-	-	-	(1,018)	1,926	908	108	1,016
Profit for the period	-	-	-	-	1,974	1,974	123	2,097
Other comprehensive loss	-	-	-	(1,018)	(48)	(1,066)	(15)	(1,081)
Dividends paid	-	-	-	-	(1,290)	(1,290)	(93)	(1,383)
Issue of SABMiller plc ordinary shares	-	53	-	-	73	126	-	126
Proceeds from the issue of shares in subsidiaries to non-controlling interests	-	-	-	-	-	-	29	29
Payment for purchase of own shares for share trusts	-	-	-	-	(104)	(104)	-	(104)
Utilisation of merger relief reserve	-	-	(358)	-	358	-	-	-
Credit entry relating to share-based payments	-	-	-	-	87	87	-	87
At 30 September 2014 (unaudited)	167	6,701	3,963	(1,720)	16,935	26,046	1,207	27,253

At 1 April 2015 (audited)	168	6,752	3,963	(5,457)	17,746	23,172	1,183	24,355

Total comprehensive income	-	-	-	(1,709)	1,641	(68)	63	(5)
Profit for the period	-	-	-	-	1,640	1,640	117	1,757
Other comprehensive loss	-	-	-	(1,709)	1	(1,708)	(54)	(1,762)
Dividends paid	-	-	-	-	(1,405)	(1,405)	(77)	(1,482)
Issue of SABMiller plc ordinary shares	-	57	-	-	7	64	-	64
Payment for purchase of own shares for share trusts	-	-	-	-	(149)	(149)	-	(149)
Utilisation of merger relief reserve	-	-	(335)	-	335	-	-	-
Credit entry relating to share-based payments	-	-	-	-	29	29	-	29
At 30 September 2015 (unaudited)	168	6,809	3,628	(7,166)	18,204	21,643	1,169	22,812

Merger relief reserve

At 1 April 2015 the merger relief reserve comprised US$3,395 million in respect of the excess of value attributed to the shares issued as consideration for Miller Brewing Company over the nominal value of those shares and US$568 million (2014: US$926 million) relating to the merger relief arising on the issue of SABMiller plc ordinary shares for the buyout of non-controlling interests in the group’s Polish business. In the period ended 30 September 2015 the group transferred US$335 million (2014: US$358 million) of the reserve relating to the Polish business to retained earnings upon realisation of qualifying consideration.

The notes on pages 7 to 16 are an integral part of this condensed interim financial information.

SABMiller plc	7
NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation

The condensed consolidated interim financial information (the ‘financial information’) comprises the unaudited results of SABMiller plc for the six months ended 30 September 2015 and 30 September 2014. The financial information in this report is not audited and does not constitute statutory accounts within the meaning of s434 of the Companies Act 2006. The board of directors authorised this financial information for issue on 11 November 2015.

The unaudited financial information in this interim report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (the IASB). The financial information should be read in conjunction with the annual financial statements for the year ended 31 March 2015, which were prepared in accordance with International Financial Reporting Standards as issued by the IASB and IFRS Interpretations Committee interpretations (together, IFRS).

Items included in the financial information of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial information is presented in US dollars which is the group’s presentational currency.

Accounting policies

The financial information is prepared under the historical cost convention, except for the revaluation to fair value of certain financial assets and liabilities, and post-retirement assets and liabilities. Having reassessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information. The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 March 2015 as described in those financial statements, except for the following interpretations and amendments adopted by the group as of 1 April 2015 and which have had no material impact on the consolidated results of operations or financial position of the group:

—      Amendment to IAS 19, ‘Employee benefits’, on defined benefit plans;

—      Annual improvements to IFRS 2012; and

—      Annual improvements to IFRS 2013.

2. Segmental information

Operating segments reflect the management structure of the group and the way performance is evaluated and resources allocated based on group NPR and EBITA by the group’s chief operating decision maker, defined as the executive directors. The group is focused geographically and, while not meeting the definition of a reportable segment, the group reports Corporate (2014: Corporate and South Africa: Hotels and Gaming) as a separate segment as this provides useful additional information.

The segmental information presented below includes the reconciliation of GAAP measures presented on the face of the income statement to non-GAAP measures which are used by management to analyse the group’s performance.

Income statement

	Six months ended 30/9/15		Six months ended 30/9/14

	Group NPR Unaudited US$m	EBITA Unaudited US$m	Group NPR Unaudited US$m	EBITA Unaudited US$m

Latin America	2,564	872	2,874	1,036
Africa	3,300	758	3,592	818
Asia Pacific	2,065	423	2,154	450
Europe	2,227	404	2,713	502
North America	2,530	514	2,553	515
Corporate	-	(51)	-	(77)
Retained operations	12,686	2,920	13,886	3,244
South Africa: Hotels and Gaming	-	-	116	33
	12,686	2,920	14,002	3,277

Amortisation of intangible assets (excluding computer software) – group and share of associates’ and joint ventures’		(179)		(226)
Exceptional items in operating profit – group and share of associates’ and joint ventures’		(8)		285
Net finance costs – group and share of associates’ and joint ventures’		(293)		(342)
Share of associates’ and joint ventures’ taxation		(74)		(102)
Share of associates’ and joint ventures’ non-controlling interests		(39)		(65)
Profit before taxation		2,327		2,827

SABMILLER plc NOTES TO THE FINANCIAL INFORMATION (continued)	8

2. Segmental information (continued)

Group revenue and group NPR (including the group’s share of associates and joint ventures)

With the exception of South Africa: Hotels and Gaming, all reportable segments derive their revenues from the sale of beverages. Revenues are derived from a large number of customers which are internationally dispersed, with no customers being individually material.

Six months ended 30 September	Revenue 2015 Unaudited US$m	Share of associates’ and joint ventures’ revenue 2015 Unaudited US$m	Group revenue 2015 Unaudited US$m	Excise duties and other similar taxes 2015 Unaudited US$m	Share of associates’ and joint ventures’ excise duties and other similar taxes 2015 Unaudited US$m	Group NPR 2015 Unaudited US$m

Latin America	3,444	-	3,444	(880)	-	2,564
Africa	2,992	1,043	4,035	(592)	(143)	3,300
Asia Pacific	1,338	1,412	2,750	(516)	(169)	2,065
Europe	2,122	831	2,953	(515)	(211)	2,227
North America	94	2,785	2,879	(2)	(347)	2,530
	9,990	6,071	16,061	(2,505)	(870)	12,686

Six months ended 30 September	2014 Unaudited US$m	2014 Unaudited US$m	2014 Unaudited US$m	2014 Unaudited US$m	2014 Unaudited US$m	2014 Unaudited US$m

Latin America	3,900	-	3,900	(1,026)	-	2,874
Africa	3,253	1,119	4,372	(643)	(137)	3,592
Asia Pacific	1,575	1,360	2,935	(610)	(171)	2,154
Europe	2,563	1,046	3,609	(618)	(278)	2,713
North America	75	2,843	2,918	(2)	(363)	2,553
Retained operations	11,366	6,368	17,734	(2,899)	(949)	13,886
South Africa: Hotels and Gaming	-	133	133	-	(17)	116
	11,366	6,501	17,867	(2,899)	(966)	14,002

Operating profit and EBITA (segment result)

The following table provides a reconciliation of operating profit to operating profit before exceptional items, and to EBITA. EBITA comprises operating profit before exceptional items, amortisation of intangible assets (excluding computer software) and includes the group’s share of associates’ and joint ventures’ operating profit on a similar basis.

Six months ended 30 September 2015	Operating profit Unaudited US$m	Exceptional items Unaudited US$m	Operating profit before exceptional items Unaudited US$m	Share of associates’ and joint ventures’ operating profit before exceptional items Unaudited US$m	Amortisation of intangible assets (excluding computer software) Unaudited US$m	Share of associates’ and joint ventures’ amortisation of intangible assets (excluding computer software) Unaudited US$m	EBITA Unaudited US$m
Latin America	824	-	824	-	48	-	872
Africa	572	-	572	182	4	-	758
Asia Pacific	201	(29)	172	172	79	-	423
Europe	299	-	299	80	11	14	404
North America	(3)	-	(3)	494	2	21	514
Corporate	(65)	14	(51)	-	-	-	(51)
	1,828	(15)	1,813	928	144	35	2,920

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	9

2. Segmental information (continued)

Operating profit and EBITA (segment result) (continued)

Six months ended 30 September 2014	Operating profit Unaudited US$m	Exceptional items Unaudited US$m	Operating profit before exceptional items Unaudited US$m	Share of associates’ and joint ventures’ operating profit before exceptional items Unaudited US$m	Amortisation of intangible assets (excluding computer software) Unaudited US$m	Share of associates’ and joint ventures’ amortisation of intangible assets (excluding computer software) Unaudited US$m	EBITA Unaudited US$m

Latin America	975	-	975	-	61	-	1,036
Africa	597	-	597	216	5	-	818
Asia Pacific	125	64	189	162	99	-	450
Europe	386	-	386	77	10	29	502
North America	12	-	12	482	-	21	515
Corporate	(116)	39	(77)	-	-	-	(77)
Retained operations	1,979	103	2,082	937	175	50	3,244
South Africa: Hotels and Gaming	388	(388)	-	32	-	1	33
	2,367	(285)	2,082	969	175	51	3,277

The group’s share of associates’ and joint ventures’ operating profit is reconciled to the share of post-tax results of associates and joint ventures in the income statement as follows.

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Share of associates’ and joint ventures’ operating profit (before exceptional items)	928	969
Share of associates’ and joint ventures’ exceptional items in operating profit	(23)	-
Share of associates’ and joint ventures’ net finance costs	(55)	(11)
Share of associates’ and joint ventures’ taxation	(74)	(102)
Share of associates’ and joint ventures’ non-controlling interests	(39)	(65)
Share of post-tax results of associates and joint ventures	737	791

Beverage volumes increase during the summer months leading to higher revenues being recognised in the first half of the year in the Europe and North America segments. Due to the spread of the business between Northern and Southern hemispheres, the results for the group as a whole are not highly seasonal in nature.

EBITDA

EBITA is reconciled to EBITDA as follows.

Six months ended 30 September	EBITA 2015 Unaudited US$m	Depreciation 2015 Unaudited US$m	Share of associates’ and joint ventures’ depreciation 2015 Unaudited US$m	EBITDA 2015 Unaudited US$m	EBITA 2014 Unaudited US$m	Depreciation 2014 Unaudited US$m	Share of associates’ and joint ventures’ depreciation 2014 Unaudited US$m	EBITDA 2014 Unaudited US$m

Latin America	872	141	-	1,013	1,036	159	-	1,195
Africa	758	132	58	948	818	141	64	1,023
Asia Pacific	423	31	77	531	450	34	72	556
Europe	404	97	33	534	502	116	42	660
North America	514	-	73	587	515	-	73	588
Corporate	(51)	14	-	(37)	(77)	17	-	(60)
Retained operations	2,920	415	241	3,576	3,244	467	251	3,962
South Africa: Hotels and Gaming	-	-	-	-	33	-	9	42
	2,920	415	241	3,576	3,277	467	260	4,004

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	10

2. Segmental information (continued)

Adjusted EBITDA

Adjusted EBITDA is comprised of the following.

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Subsidiaries’ EBITDA	2,372	2,724
- Operating profit before exceptional items	1,813	2,082
- Depreciation (including amortisation of computer software)	415	467
- Amortisation (excluding computer software)	144	175

Group’s share of MillerCoors’ EBITDA	588	576
- Operating profit before exceptional items	494	482
- Depreciation (including amortisation of computer software)	73	73
- Amortisation (excluding computer software)	21	21

Adjusted EBITDA	2,960	3,300

3. Exceptional items

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Exceptional items included in operating profit:
Cost and efficiency programme costs	(14)	(39)
Integration and restructuring costs	29	(64)
Profit on disposal of investment in associate	-	388
Net exceptional gains included within operating profit	15	285

Share of associates’ and joint ventures’ exceptional items:
Restructuring costs	(23)	-
Group’s share of associates’ and joint ventures’ exceptional losses	(23)	-

Net taxation credits/(charges) relating to subsidiaries’ and the group’s share of associates’ and joint ventures’ exceptional items	1	(131)

Exceptional items included in operating profit

Cost and efficiency programme costs

In 2015 costs of US$14 million (2014: US$39 million) were incurred in relation to the cost and efficiency programme which will realise further benefits from the group’s scale through the creation of a global business services function, that will consolidate many back office and specialist functions, and the expansion of the global procurement organisation.

Integration and restructuring costs

In 2015 a credit of US$29 million was realised relating to integration and restructuring in Australia, following the successful resolution of certain claims leading to the release of provisions. In 2014 US$64 million of integration and restructuring costs were incurred in Asia Pacific following the Foster’s and the Pacific Beverages acquisitions, including impairments relating to the closure of a brewery.

Profit on disposal of investment in associate

In 2014 a profit of US$388 million, after associated costs, was realised on the disposal of the group’s investment in the Tsogo Sun hotels and gaming business in South Africa.

Share of associates’ and joint ventures’ exceptional items

Restructuring costs

In 2015 MillerCoors announced the closure of the Eden brewery with full effect from September 2016. Restructuring costs, including accelerated depreciation and severance costs, have been incurred of which the group’s share amounted to US$23 million.

Net taxation credits/(charges) relating to subsidiaries’ and the group’s share of associates’ and joint ventures’ exceptional items

Net taxation credits of US$1 million (2014: charges of US$131 million) arose in relation to exceptional items during the period.

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	11

4. Taxation

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Current taxation	546	737
- Charge for the period	534	737
- Adjustments in respect of prior periods	12	-
Withholding taxes and other remittance taxes	71	122
Total current taxation	617	859

Deferred taxation	(47)	(129)
- Credit for the period	(46)	(129)
- Adjustments in respect of prior periods	(1)	-

Taxation expense	570	730

Tax (credit)/charge relating to components of other comprehensive income is as follows:
Deferred tax (credit)/charge on financial instruments	(7)	8

Effective tax rate (%)	26.5	26.0

UK taxation included in the above
Current taxation	-	-
Withholding taxes and other remittance taxes	45	41
Total current taxation	45	41
Deferred taxation	-	-
UK taxation expense	45	41

The effective tax rate is calculated by expressing tax before tax on exceptional items and on amortisation of intangible assets (excluding computer software), including the group’s share of associates’ and joint ventures’ tax on a similar basis, as a percentage of adjusted profit before tax. The calculation is on a basis consistent with that used in prior periods and is also consistent with other group operating metrics. Tax on amortisation of intangible assets (excluding computer software) was US$51 million (2014: US$63 million).

MillerCoors is not a taxable entity. The tax balances and obligations therefore remain with Miller Brewing Company as a 100% subsidiary of the group. This subsidiary’s tax charge includes tax (including deferred tax) on the group’s share of the taxable profits of MillerCoors and includes tax in other comprehensive income on the group’s share of MillerCoors’ taxable items included within other comprehensive income.

5. Earnings per share

	Six months ended 30/9/15 Unaudited US cents	Six months ended 30/9/14 Unaudited US cents

Basic earnings per share	102.0	123.2
Diluted earnings per share	101.0	121.6
Headline earnings per share	102.0	109.6
Adjusted basic earnings per share	110.2	123.6
Adjusted diluted earnings per share	109.2	122.0
The weighted average number of shares was:
	Six months ended 30/9/15 Unaudited Millions of shares	Six months ended 30/9/14 Unaudited Millions of shares

Ordinary shares	1,676	1,673
Treasury shares	(59)	(65)
EBT ordinary shares	(9)	(6)
Basic shares	1,608	1,602
Dilutive ordinary shares	16	21
Diluted shares	1,624	1,623

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	12

5. Earnings per share (continued)

The calculation of diluted earnings per share excludes 11,283,531 (2014: 9,161,765) share options that were non-dilutive for the period because the exercise price of the options exceeded the fair value of the shares during the period, and 20,768,434 (2014: 19,364,157) share awards that were non-dilutive for the period because the performance conditions attached to the share awards had not been met. These share incentives could potentially dilute earnings per share in the future.

Adjusted and headline earnings

The group presents an adjusted earnings per share figure which excludes the impact of amortisation of intangible assets (excluding computer software), certain non-recurring items and post-tax exceptional items in order to present an additional measure of performance for the periods shown in the consolidated interim financial information. Adjusted earnings per share have been based on adjusted earnings for each financial period and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share have been calculated in accordance with the South African Circular 2/2013 entitled ’Headline Earnings’ which forms part of the listing requirements for the JSE Ltd (JSE). The adjustments made to arrive at headline earnings and adjusted earnings are as follows.

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Profit for the period attributable to owners of the parent	1,640	1,974
Headline adjustments
Profit on disposal of investment in associate	-	(388)
Impairment of property, plant and equipment	-	19
Tax effects of these items	-	151
Headline earnings	1,640	1,756
Cost and efficiency programme costs	14	39
Integration and restructuring costs (excluding impairment)	(29)	45
Amortisation of intangible assets (excluding computer software)	144	175
Tax effects of the above items	(49)	(76)
Non-controlling interests’ share of the above items	(2)	(3)
Share of associates’ and joint ventures’ other adjustments, net of tax and non-controlling interests	55	45
Adjusted earnings	1,773	1,981

6. Dividends

Dividends paid were as follows.
	Six months ended 30/9/15 Unaudited US cents	Six months ended 30/9/14 Unaudited US cents

Equity
Prior year final dividend paid per ordinary share	87.0	80.0

The interim dividend declared of 28.25 US cents per ordinary share is payable on 4 December 2015 to ordinary shareholders on the register as at 27 November 2015 and will absorb an estimated US$454 million of shareholders’ funds.

7. Intangible assets
	Six months ended 30/9/15 Unaudited US$m	Year ended 31/3/15 Audited US$m

Net book amount at beginning of period	6,878	8,532
Exchange adjustments	(517)	(1,424)
Additions - separately acquired	56	186
Acquisitions - through business combinations (provisional)	126	-
Amortisation	(177)	(410)
Impairment	-	(6)
Net book amount at end of period	6,366	(6,878)

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	13

8. Property, plant and equipment

	Six months ended 30/9/15 Unaudited US$m	Year ended 31/3/15 Audited US$m

Net book amount at beginning of period	7,961	9,065
Exchange adjustments	(574)	(1,515)
Additions	543	1,419
Acquisitions - through business combinations (provisional)	19	4
Disposals	(8)	(53)
Impairment	-	(73)
Depreciation	(382)	(821)
Other movements	(15)	(65)
Net book amount at end of period	7,544	7,961

9. Financial risk factors

In the normal course of business, the group is exposed to the following financial risks:

–    Market risk

–    Credit risk

–    Liquidity risk

A full description of the group’s exposure to the above risks and the group’s policies and processes that are in place to manage the risks arising, aided by quantitative disclosures, is included in note 21 to the annual financial statements for the year ended 31 March 2015. There has been no significant change in the nature of the financial risks to which the group is exposed, or the group’s policies and processes to manage these risks, since 1 April 2015.

Fair value estimation

The following table presents the group’s financial assets and liabilities that were measured at fair value.

	Level 1 30/9/15 Unaudited US$m	Level 2 30/9/15 Unaudited US$m	Level 3 30/9/15 Unaudited US$m	Total 30/9/15 Unaudited US$m	Level 1 31/3/15 Audited US$m	Level 2 31/3/15 Audited US$m	Level 3 31/3/15 Audited US$m	Total 31/3/15 Audited US$m

Assets
Derivative financial instruments	-	953	-	953	-	1,233	-	1,233
Available for sale investments	-	6	13	19	-	9	12	21
Total assets	-	959	13	972	-	1,242	12	1,254

Liabilities
Derivative financial instruments	-	(82)	-	(82)	-	(111)	-	(111)
Total liabilities	-	(82)	-	(82)	-	(111)	-	(111)

The levels of the fair value hierarchy and its application to the group’s assets and liabilities are described in full in note 21 to the annual financial statements for the year ended 31 March 2015. The methods and techniques employed in determining fair values are consistent with those used at 31 March 2015 and are summarised below. There were no transfers between levels in the six months ended 30 September 2015.

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The fair values of financial instruments that are not traded in an active market (for example, over the counter derivatives or infrequently traded listed investments) are determined by using valuation techniques.

Level 3: Inputs for the asset or liability that are not based on observable market data.

The fair value of borrowings at 30 September 2015 was US$12,145 million (31 March 2015: US$13,048 million). The fair values were based on a combination of market quoted prices and cash flows discounted using prevailing interest rates. The fair values of all other financial assets and liabilities were equivalent to their carrying values.

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	14

10a. Reconciliation of profit for the period to net cash generated from operations

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Profit for the period	1,757	2,097
Taxation	570	730
Share of post-tax results of associates and joint ventures	(737)	(791)
Net finance costs	238	331
Operating profit	1,828	2,367
Depreciation:
- Property, plant and equipment	278	315
- Containers	104	117
Container breakages, shrinkages and write-offs	15	4
Profit on disposal of investment in associate	-	(388)
Profit on disposal of property, plant and equipment	(15)	(13)
Amortisation of intangible assets	177	210
Impairment of property, plant and equipment	-	19
Impairment of working capital balances	14	12
Amortisation of advances to customers	16	19
Unrealised fair value loss/(gain) on derivatives included in operating profit	4	(4)
Dividends received from other investments	-	(1)
Charge with respect to share options	27	86
Charge with respect to Broad-Based Black Economic Empowerment costs	2	1
Other non-cash movements	(14)	(11)
Net cash generated from operations before working capital movements	2,436	2,733
Net (outflow)/inflow in working capital	(24)	(82)
Net cash generated from operations	2,412	2,651

10b. Reconciliation of net cash generated from operating activities to free cash flow

	Six months ended 30/9/15 Unaudited US$m	Six months ended 30/9/14 Unaudited US$m

Net cash generated from operating activities	1,399	1,545
Purchase of property, plant and equipment	(518)	(643)
Proceeds from sale of property, plant and equipment	20	38
Purchase of intangible assets	(64)	(53)
Investments in joint ventures	(58)	(18)
Dividends received from joint ventures	600	568
Dividends received from associates	133	139
Dividends received from other investments	-	1
Dividends paid to non-controlling interests	(89)	(92)
Free cash flow	1,423	1,485

10c. Analysis of net debt

Cash and cash equivalents on the balance sheet are reconciled to cash and cash equivalents on the cash flow statement as follows.

	As at 30/9/15 Unaudited US$m	As at 30/9/14 Unaudited US$m

Cash and cash equivalents (balance sheet)	629	3,015
Overdrafts	(204)	(214)
Cash and cash equivalents (cash flow statement)	425	2,801

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	15

10c. Analysis of net debt (continued)

Net debt is analysed as follows.

	As at 30/9/15 Unaudited US$m	As at 31/3/15 Audited US$m

Borrowings	(11,748)	(12,276)
Financing derivative financial instruments	841	1,114
Overdrafts	(204)	(215)
Finance leases	(58)	(53)
Gross debt	(11,169)	(11,430)
Cash and cash equivalents (excluding overdrafts)	629	965
Net debt	(10,540)	(10,465)

The movement in net debt is analysed as follows.

	Cash and cash equivalents (excluding overdrafts) US$m	Overdrafts US$m	Borrowings US$m	Derivative financial instruments US$m	Finance leases US$m	Gross debt US$m	Net debt US$m

At 1 April 2015	965	(215)	(12,276)	1,114	(53)	(11,430)	(10,465)
Exchange adjustments	(77)	21	99	(41)	3	82	5
Principal related cash flows	(260)	(10)	417	(410)	5	2	(258)
Acquisitions – through business combinations	1	-	(7)	-	(3)	(10)	(9)
Other movements	-	-	19	178	(10)	187	187
At 30 September 2015	629	(204)	(11,748)	841	(58)	(11,169)	(10,540)

The group has sufficient headroom to enable it to comply with all covenants on its existing borrowings. The group has sufficient undrawn financing facilities to service its operating activities and continuing capital investment for the foreseeable future and thus the directors have continued to adopt the going concern basis of accounting. The group had the following undrawn committed borrowing facilities available in respect of which all conditions precedent had been met at that date.

	As at 30/9/15 Unaudited US$m	As at 31/3/15 Audited US$m

Amounts expiring:
Within one year	15	65
Between one and two years	79	76
Between two and five years	3,500	3,503
	3,594	3,644

11. Commitments, contingencies and guarantees

Except as stated below there have been no material changes to commitments, contingencies or guarantees as disclosed in the annual financial statements for the year ended 31 March 2015.

Commitments

Contracts placed for future expenditure not provided in the financial information amounted to US$1,704 million at 30 September 2015 (31 March 2015: US$1,799 million).

Contracts placed for future capital expenditure for property, plant and equipment not provided in the financial information amounted to US$203 million at 30 September 2015 (31 March 2015: US$151 million).

SABMiller plc NOTES TO THE FINANCIAL INFORMATION (continued)	16

12. Related party transactions

There have been no material changes to the nature or relative quantum of related party transactions as described in the annual financial statements for the year ended 31 March 2015.

The following changes were made to key management during the period.

Jan du Plessis succeeded John Manser as Chairman, Domenic De Lorenzo was appointed as Chief Financial Officer and as a director, Javier Ferrán was elected as an independent non-executive director, John Manser and John Manzoni both retired from the board, and David Beran was elected as a director to replace Howard Willard as a nominee of Altria Group, Inc. on the board, all of which occurred at the conclusion of the annual general meeting on 23 July 2015.

Johann Nel was appointed as Group Human Resources Director and as a member of the group’s executive committee with effect from 14 September 2015.

Consequently as at 30 September 2015 there were 23 key management (31 March 2015: 23).

13. Post balance sheet events

On 11 November 2015 the boards of SABMiller and AB InBev announced that they had reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev. The transaction is expected to complete in the second half of 2016, subject to the satisfaction, or waiver, of certain conditions including, inter alia, anti-trust and other regulatory clearances and shareholder approvals.